

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Shaosen Cheng
Chief Executive Officer
Golden Path Acquisition Corp
100 Park Avenue
New York, NY 10017

> **Re: Golden Path Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 30, 2021**
> **File No. 333-259896**

Dear Mr. Cheng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus, page 10

1. We note your response to prior comment 7 regarding how cash is transferred from MC's entities and how no PRC or Hong Kong derived cash has been transferred to foreign entities. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors. Further, please explain how the SPAC's trust funds and investment funds will be used by your PRC-based operating subsidiaries and discuss any restrictions or limitations on the holding company's ability to transfer funds into the PRC.

2.   We note your response to prior comment 1. Please expand your disclosure accompanying your pre- and post-reorganization diagrams on page 12 to make clear that you do not operate through any VIE structure because you are permitted under current PRC law to employ direct equity ownership of all your operating subsidiaries in the PRC. If your conclusion is not free from doubt (we note that you contemplated using VIEs as part of your merger agreement), please make this clear and include a new risk factor highlighting that your decision not to employ VIE structures for your PRC operating subsidiaries could be in error, and what the consequences would be to investors if your direct equity ownership is challenged by the PRC authorities.

3.   We note your disclosure about the Holding Foreign Companies Accountable Act and MC Hologram's New York City-based audit firm, Friedman LLP, is subject to PCAOB inspections and not subject to the determinations announced by the PCAOB on December 16, 2021. Please clarify whether the PCAOB has the right and access to inspect the audit workpapers of the MC Hologram's Chinese subsidiaries or any Chinese-based subsidiary post-business combination, and if not, what are the implications to the company.

4.   Please revise the introductory paragraphs to include a discussion of MC's September 10, 2021 reorganization of entities under common control to add context to the pre-organization and post-organization charts.

MC Hologram, page 11

5.   We note your response to prior comment 10 regarding your ADAS and how it relates to the autonomous driving industry. Please provide a more descriptive or illustrative example of how your ADAS technology is currently used within the automotive industry in standard vehicles, such as parking assistance or accident warning systems. Further, please clarify the meaning of your statement: "MC does not engage directly in the autonomous driving business ...."

If MC or New Golden Path fails to implement and maintain an effective system of internal controls..., page 59

6.   We note your revised disclosures in response to prior comment 18 where you indicate that Golden Path concluded its disclosure controls and procedures were not effective as of September 30, 2021, and as a remedial measure revised their June 24, 2021 balance sheet to reclassify public warrants. Please explain further how the correction of this error remediated the weaknesses or deficiencies in your controls and procedures. Alternatively, provide a separate discussion of any material weaknesses or significant deficiencies in Golden Path's controls that resulted in the restatement related to accounting for public warrants. Similarly, address any control deficiencies related to the error in the classification of redeemable stock outside of permanent equity. Similarly, revise your Controls and Procedures disclosures on page 169 and explain your reference to the "balance as of September 24, 2021."

Non-competition and Non-solicitation Agreements, page 77

7.   We note your response to prior comment 19 regarding your non-competition and non-solicitation agreement with Best Road Holdings Limited. Please file this agreement and clarify whether the agreement applies solely to Best Road Holdings Limited or if it applies more broadly to its sole member, Ms. Wei Peng, and her affiliates. Further, please provide more detail of the scope of the business operations and activities the agreement encompasses.

Management's Discussion and Analysis of Financial Condition and Results of Operations of MC Specific Factors Affecting MC's Results of Operations, page 131

8.   We note your revised disclosures provided in response to prior comment 27 and have the following additional comments:
   • Revise to disclose how you define a customer and specifically address the fact that your customer count is for the period ended rather than at each balance sheet date.
   • Revise to present all metrics for each of the annual and interim periods included in the filing.
   • Revise to discuss any significant fluctuations in your metrics. For example, explain the decrease in customers from 77 for the period ended December 31, 2019 to 43 for the period ended September 30, 2020 and then the increase to 131 for the period ended December 31, 2020. Similarly, explain the increase in the retention rate from 21% for the year ended December 31, 2020 to 48% for the nine months ended September 30, 2021.
   • Provide a quantified discussion of any impact the Shenzhen Bowei and Shenzhen Tianyuemeng acquisitions had on your metrics.
   • Revise to disclose the percentage of total revenue attributed to your high paying and top 10 customers to add context to such measure.
   Refer to SEC Release No. 33-10751.

COVID-19 Pandemic, page 133

9.   We note your revised disclosures in response to prior comment 24. Please revise to quantify, if possible, how the shortage of chips products and the increased prices have impacted your historical operations. Also, to the extent you expect these trends to continue beyond fiscal 2020, include a discussion of any material effects such trends may have on your future results of operations.

Results of Operations
Nine Months Ended September 30, 2020, Compared to the Nine Months Ended September 30, 2021, page 135

10.   We note your revised disclosures in response to prior comment 28 where you attribute the increase in segment revenue to the Shenzhen Tianyeumeng and Shenzhen Bowei acquisitions. However, you also refer to the increase in revenue due to the incorporation

of Horgos Bowei, Horgos Tianyuemeng and Horgos Youshi. Please tell us the relationship, if any, between these recently incorporated entities and the businesses acquired. Also, revise to clarify how the incorporation of an entity impacted your revenue. To the extent you launched new product or services as a result of such incorporation, revise to discuss the impact from such changes on your revenue growth.

11.   Please revise to clarify how the diversification of the Shenzhen Mengyun and Shanghai Mengyun's business lines and the commerce of operation of Mcloudvr HK impacted your revenue and profit margins.

Year Ended December 31, 2019 compared to Year Ended December 31, 2020, page 137

12.   Please revise to provide a quantified discussion regarding the impact of the Shenzhen Bowei and Shenzhen Tianyuegmeng acquisitions on your revenue growth in fiscal 2020 along with a quantified discussion of any other factors that impacted such revenue growth.

Liquidity and Capital Resources, page 140

13.   We note your revised disclosures in response to prior comment 25. As previously requested, please revise to also discuss any limitations on the holding company's ability to transfer any funds received in the merger into the PRC. Also, you refer to a U.S. dollar translation of $7.6 million, which does not agree to the $6.8 million disclosed in the corresponding table. Please revise.

14.   Your revised disclosures in response to prior comment 26 indicate that accounts receivable increased in the nine months ended September 30, 2021. However, we note from disclosure on page F-42 that accounts receivable decreased during the period. Please revise.

Unaudited Pro Forma Combined Financial Information, page 171

15.   Please revise to include Golden Path's acquisition of both Shenzhen Tianyuemeng Technology Co., Ltd. and Shenzhen Bowei Vision Technology Co., Ltd. in your unaudited pro forma condensed statement of operations for the year ended December 31, 2020. Refer to Rule 11-01(a) of Regulation S-X.

16.   We note your revisions in response to comment 31. We further note that adjustment (3) to your pro forma balance sheet includes $0.9 million of estimated legal, financial advisory and other professional fees related to the business combination that do not appear to be reflected in the historical financial statements for either entity. Please revise to reflect any unrecorded transaction costs that will be expensed as part of the merger in the pro forma statement of operations assuming such adjustment was made as of the beginning of the fiscal year presented. To the extent these costs will not recur in the income of the combined entity beyond 12 months after the merger, revise to indicate as such in the pro forma notes. Refer to Article 11-02(b)(6)(B) and 11-02(b)(11)(i) of Regulation S-X. Also, explain why the $0.3 million of costs related to Golden Path were adjusted through

additional paid-in-capital or revise as necessary.

Security Ownership of Certain Beneficial Owners and Management Prior to the Business Combination, page 190

17.   Please provide natural person(s) disclosure of the individual(s) that hold voting and/or investment power over the shares beneficially owned by Innovation Spark Technology Limited, Lucky Monkey Holding Limited, Sensegain Prosperity Holding Limited, Super Plus Holding Limited, Tiger Initiative Investment Ltd., and Wu Yue Investment Ltd.

Regulations Applicable to MC, page 194

18.   Please incorporate your response to prior comment 37 in your registration statement to clarify that your subsidiaries Horgos Tianyuemeng and Shenzhen Tinanyeumeng do not offer advertising services, only software and technology solutions to the advertising industry, and explain why such activities do not implicate regulation under laws for VATS.

MC Hologram, Inc. and Subsidiaries
Note 1. Nature of Business and Organization, page F-80

19.   We note your response to prior comment 41. Please tell us whether Beijing Xihui Cloud Technology is part of your current organization structure, and if so, how it is reflected in your organization chart. If not, describe for us Beijing Xihui operations and explain how you determined that such operations, if any, are no longer relevant to your business.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-87

20.   Please describe the types of product that you sell as distributor and whether they are integrated with any of MC's products or services. Also, revise the Business of MC disclosure to include a discussion of these product sales and the related vendor arrangements.

21.   We note your response to prior comment 46. Please explain how you have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the inventory. For example, tell us whether you have the ability to prevent the vendor from transferring the product to the customer or to redirect the product to a different customer. Refer to ASC 606-10-25-25.

22.   Please also address the following with regard to your response to comment 46:
    • Tell us whether inventory is ordered only after you have a signed order from your customer or explain at what point in the contract process inventory is ordered from the vendor.
    • Clarify how and when you inspect the products considering inventory is drop shipped from the vendor.

- Tell us for what period of time you "own" the product. To the extent you take title before shipment begins, tell us the typical number of days between these events.
- Explain further your "responsibility for the acceptability" of the products meeting your customer's specifications, what this entails, and how it supports that you are primarily responsible for fulling the promising to provide the product.
- Tell us whether the terms of your vendor arrangements place any restrictions on your ability to accept returns or resell the products to another customer.

Note 13. Loan payable-non current, page F-101

23. We note your response to prior comment 48. Please clarify whether the lender, MIDI CAPITAL MARKETS, LLC, is a related party to MC or Golden Path or any of their officers, directors or significant shareholders. Tell us how intend to repay this loan and the impact, if any, of the pending merger on such repayment. Also, revise your liquidity disclosures to include a discussion of your intent to repay this debt in the short term. Lastly, explain further how your intent to repay the loan prior to its stated maturity date precludes you from applying the guidance in ASC 835-30-25.

Shenzhen Tianyuemeng Technology Co., Ltd.
Balance Sheets, page F-112

24. Please address the following as it relates to the financial statements of Shenzhen Tianyuemeng Technology Co and Shenzhen Bowei Vision Technology Co., Ltd.:
- Revise the statements of changes in stockholders' equity, in both the annual and interim financial statements, to present amounts in RMB consistent with the other financial statements provided.
- Explain why the merger dates, as disclosed in the subsequent events footnotes for each of these entities, differs from the dates disclosed in MC Hologram's financial statements.
- Revise to label the interim financial statements and the notes thereto as unaudited.

Item 21. Exhibits and Financial Statement Schedules, page II-1

25. Please revise to include Exhibit 21 with your next amendment. Refer to Item 601(b)(21) of Regulation S-K.

26. Please revise to provide the consents of Shandong Haoxin Certified Public Accountants Co., Ltd. for inclusion of their audit reports on the financial statements of Shenzhen Tianyuemeng Technology Co., Ltd. and Shenzhen Bowei Vision Technology Co., Ltd.

You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin, Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian C. Daughney, Esq.